

PITCH VIDEO INVESTOR PANEL

INVEST IN **ZEUS MOTOR INC**

ZEUS makes extraordinarily efficient electric motors for the next generation

LEAD INVESTOR

David Higgs David Higgs MD, MPH

Simply put, electric motors are the future and ZEUS is the future of electric motors. ZEUS produces a line of motors that have been independently tested to be **significantly more efficient** (IE7) than the most efficient current rating (IE3). **Additionally, these motors are the**

David Higgs David Higgs MD, MPH

Simply put, electric motors are the future and ZEUS is the future of electric motors. ZEUS produces a line of motors that have been independently tested to be **significantly more efficient** (IE7) than the most efficient current rating (IE3). **Additionally, these motors are the smallest, lightest, most robust (i.e. least likely to break down), and least expensive to manufacture.** There are three major explanations for the current buzz around ZEUS Motor Inc: **1. SUSTAINABILITY.** There is a global urgency and commitment to utilize products that are less reliant on fossil fuels and thus leave a smaller carbon footprint, as evidenced by the Paris Climate Accords and the more recent US infrastructure plan that has dedicated billions to a conversion to sustainable energy. Utilizing ZEUS motors anywhere from small conveyor belts to elevators to pickup vehicles and garbage trucks is low-hanging fruit that will stimulate movements toward these ambitious goals. **2. PROFIT POTENTIAL.** The motor market does not need to be created. Offering this product line in a pre-existing 300 million motor ($150 billion) market projects extraordinary potential gain for early investors, even when considering a tiny (0.5%) market share. **3. The BRAINPOWER AND LEADERSHIP AT THE TOP.** Tom Hopkins has extensive and formidable experience in both engineering and business around the globe. He and his top staff work tirelessly to continually develop better and more efficient products. The research and development is complete. This is not a concept. The motors exist and strong patents have already been granted. Various sizes and custom orders are available. ZEUS thrives on the mantra that **the cleanest energy is the**

custom orders are available. ZEUS thrives on the mantra that the cleanest energy is the energy not used. They will disrupt the massive existing motor market.

Invested $50,000 this round & $250,000 previously

zeusmotor.com Wheat Ridge CO

Technology Hardware Infrastructure Engineering Sustainability

Highlights

1. Most Efficient: ZEUS is more efficient than other top motors—up to 20% improvement at low speed & 6% at rated speed.
2. Smaller, More Robust, Less Expensive to Manufacture: Compared to other commercial motors.
3. Fully Developed: Patented. Independently Tested. Manufacture Ready.
4. Profits: The superb performance and low production cost of our motors project extraordinary profits.
5. Huge Market: 40 million motors are sold worldwide each year, equivalent to $150 billion in sales.

5. Huge Market: 40 million motors are sold worldwide each year, equivalent to $150 billion in sales.

Our Team



Thomas Hollis Hopkins CEO & Director

Tom is the CEO of ZEUS Motor, Inc. and CEO of the parent company, Zero E Technologies. He practiced as a



Tom is the CEO of ZEUS Motor, Inc. and CEO of the parent company, Zero E Technologies. He practiced as a structural engineer and leads the engineering team that developed the ZEUS Motor. University of Chicago, MBA UNSW, Masters of Engineering

In order to make an impact on global warming and protect our future, we must seek transformational technologies that can meet the demands of the Paris Climate Accord. An estimated 300 million motors run worldwide, using 53% of global electricity. We want to greatly reduce that because the greenest energy is the energy we don't use.



Graham Dudley Eves Chairman & Bus Development

A partner in Evesco and until recently a director of AB Dynamics plc, he is a director of Haydale Graphene Industries plc, IVapps UK Limited and Viritech Limited. Cambridge University, MA Envesco, Haydale Graphene Industries, AB Dynamics



Joseph Gallagher VP Sales & Licensing

Joe has 20 years of experience in the permanent magnet motor industry. He is skilled in negotiation, sales, management, closing major long-term contracts, and high-tech business development. Merrimack College, BA Business Administration



Simon Humphreys Director & UK Rep

Simon has 25 years of increasing responsibility in regional and global business. He is a specialist in start-ups and management of multi-disciplined companies, with a focus on commercial exploitation. U of Wales, International Finance & Business



Hollis Hopkins Director & Investor Relations

Hollis was a civil engineer before pivoting to become a doctor in emergency medicine. He is a Consultant Physician at the Townsville University Hospital, Australia. Northwestern University, BS in Civil Engineering University of Colorado, MD



Sanjeev Lowe Director & India Rep

Sanjeev Lowe has 38 years of pan-industry experience, beginning with a large electrical manufacturing firm, Siemens, and more recently with Shell and BP. University of Delhi, MBA



David Higgs Director & Investor

David is a Board Certified Emergency Medicine Physician with Kaiser Permanente in Sacramento, CA. BA in Biological Psychology from UC Berkeley; MD and Masters of Public Health from the University of Michigan



Whitney Hopkins Special Projects

Whitney is an engineer, environmental scientist, and architect. Her background is in design (product and architecture) and ecology. Stanford University, BS in Design Engineering and BA in Human Biology. Parsons, M of Architecture.



Phil Castillo Lead Engineering Technician

Phil's 40 years of product development experience includes machining, fabricating, and electronics. For 10 years, he



has contributed to the designs, prototypes, procedures, models, test and measurement equipment used for the Zeus motor.

Pitch


ZEUS
THE MOST ENERGY EFFICIENT
COMMERCIAL MOTOR
*Independently tested more efficient than the world's highest efficiency rating.
It's small, it's light, it's powerful and most importantly, it's the world's most energy efficient electric motor.
Like the LED light bulb disrupted conventional lighting, our motor will reshape the motor market. This is the type of thinking and the motor that will power a more sustainable tomorrow.
ZEUS
The motor commercialization subsidiary of Zero E Technologies
Zero·E
TECHNOLOGIES


MOTORS CONSUME HALF OF THE WORLD'S ELECTRICITY
We're at the foot of a climate emergency. In order to make an impact on global warming and protect our future, we must seek transformational technologies that can meet the demands of the Paris Climate Accord. A breakthrough in motor technology will reshape how we consume energy.
MEET ZEUS,
THE MOTOR TO POWER A
SUSTAINABLE TOMORROW
The cleanest energy is the energy not used. Zeus's extraordinarily high efficiency, propelled by a revolutionary breakthrough in motor technology, will reshape how we consume energy. Zeus will allow us to meet the demands of the Paris Climate Accord and reduce our global emissions.
2
ZEUS



THE MOST EFFICIENT
commercial motor ever developed.

Tested by independent test lab, Advanced Energy.

SMALLER.
MORE ROBUST.
LESS EXPENSIVE TO MANUFACTURE.

FULLY DEVELOPED.

- Patented.
- Independently tested.
- Manufacture-ready.

DR. KEITH KLONTZ ON THE MOTOR'S VIRTUES:
https://www.dropbox.com/s/8u7wk8thwo8qebi/Klontz%20Video%2020200603_KWKvid3.mp4?dl=0

MOTOR ADVANTAGES: MOST EFFICIENT

VERIFIED THROUGH NUMEROUS INDEPENDENT STUDIES

ZEUS MAKES THE WORLD'S MOST ENERGY EFFICIENT COMMERCIAL MOTORS

ZEUS OUTPERFORMS TODAY'S HIGHEST EFFICIENCY MOTORS BY UP TO

19.5%

With savings averaging $26,000 over 7 years and a decrease in overall energy consumption by 40%.


Standard Effcy. Motor IE1
Nema Premium Motor IE3
Zeus Motor IE7
+19.5%
Operates at 50-94% Efficiency
Operates at 72-94% Efficiency
Operates at 97% Efficiency

*Detailed Calculations in Appendix

MOTOR ADVANTAGES: SMALLER


Weight: 618 lbs
Volume: 4,065 in³
Weight: 2,413lbs
Volume: 12,740 in ³

ZEUS IS SMALLER IN BOTH WEIGHT AND VOLUME COMPARED TO CONVENTIONAL MOTORS





Zeus IE8
Weg Nema IE3 Motor



Volume
Weight

*As compared to Nema IE3 Motor at 250hp

POWER IN A SMALLER PACKAGE

At a fraction of the volume and weight of conventional motors, Zeus improves efficiency even further, reduces needed space for placement, and provides advantages for installation and shipping. Plus, as motor hp increases, Zeus' sizing differential continues to grow.

MOTOR ADVANTAGES: ROBUST



ENGINEERED TO BE EXPLOSION PROOF

BUILT TO LAST FOREVER

We have designed Zeus to prevent all the usual damage motors are susceptible to. The magnets will not demagnetize by getting too hot or being subject to a high current in the coils, and the electromagnets are entirely potted, minimizing any risk of contamination. Insulation is protected from the motor's cool running temperatures and the bearings can be changed readily.



Made with permanent magnets in a fully enclosed body.

MOTOR ADVANTAGES: LESS EXPENSIVE TO MANUFACTURE



FULLY CUSTOMIZABLE TO MEET THE SPECIFICATIONS OF YOUR PROJECT

EASY TO MANUFACTURE, AFFORDABLE TO BUILD

The motor is modular in design, making it easy to customize for equipment manufacturers that want to build a motor into their machines. With different cooling options, its flexibility to meet the needs of any project is unparalleled. Smaller sized motors also require less material, helping not only save space, but increase affordability for all users.

WHY DID ZEUS MAKE THIS BREAKTHROUGH?



AN INDUSTRY OF INCREMENTAL IMPROVEMENT.

Most industries make incremental improvement after the initial technology has been pioneered. This is true for the motor industry—since Nikola Tesla built his induction motor in the 1880s, we've seen the top efficiency of motors improve by 1% every decade or so.

THE TALE OF THE REVOLUTIONARY ZEUS MOTOR.

The inventor, Tom Hopkins, didn't set out to revolutionize motors. It started out as a monorail project. It was inspired by the US's Cold War rail gun technology. Coming from the outside and being inspired by other technologies, it ended up as a small, robust motor so efficient it tests above what experts in the industry believed possible—it tests way above the rating system!

MOTOR MARKET

MOTORS ARE UBIQUITOUS.

Motors are everywhere in our daily lives. There are an estimated **300 million motors** worldwide running in heating, cooling, ventilation, lifts and escalators, industrial machines, massive trucks, and small appliances.

53% OF THE GLOBAL ELECTRICITY USE RUNS THROUGH MOTORS, according to the IEC (International Electrotechnical Commission).

HUGE MARKET.

40 MILLION MOTORS SOLD WORLDWIDE ANNUALLY, EQUIVALENT TO **$150 BILLION IN SALES.**

The market is massive for medium-sized motors ranging from 1 to 500 HP. OEMs account for 60% of all motor sales. These motors are used in other products from pumps to fans to compressors.

MOTOR MARKETS- 2020- MEDIUM SIZE MOTORS 1 TO 500 HP

COUNTRY	ESTIMATED GROWTH/ YR	MOTOR STOCK	SALES UNITS	SALES $(USD)
USA	2.5%	36 million	2.3 million	$8 billion
CHINA	5.0%	70 million	12 million	$34 billion
EU 25	1.5%	110 million	12.5 million	$50 billion
WORLD	2.5%	300 million	40 million	$150 billion

Note: Estimated based on data from the International Energy Agency: Energy-Efficiency Policy Issues for Motor Driven Systems, Tables 12, 14, 15, & 18

MARKETS TO TARGET

WE WILL INITIALLY TARGET THE MARKETS WHERE WE HAVE THE BIGGEST ADVANTAGES.

Market Size: 40 million/year

EFFICIENCY

24/7 CONTINUOUS USE.

97% of lifetime cost of motors running non-stop is electricity.

Customers: water utilities, underground mines, high-cost electricity environments.

Market: 1 million/year

ESCOS (ENERGY SERVICE COMPANIES).

ESCOs retrofit buildings, taking a percent of energy savings.

SMALL SIZE & WEIGHT

MOTORS FITTING INTO TIGHT SPACES.

Leveraging the small volume/compactness of ZEUS motor.

Customers: Naval Vessels, OEMs with cramped-space machines

Market: 1 million/year

INTERNET SALES.

Amazon Prime delivery for the 15, 20, 25 hp motors (less than 150 lbs).

Customers: New markets open through Amazon, a channel not

Market : 1 million/year

DEPOT-BASED, START/ STOP, BATTERY ELECTRIC VEHICLES.
Range is critical. A ZEUS Motor™ improves range.

Customers: fleet trucks, delivery trucks, passenger vans, all sorts of service trucks, school buses, city buses.

Market: 2 million/year

PERFORMANCE FEATURES

HIGH ACCELERATION/HIGH TORQUE APPLICATIONS.
Applications where very high peak power is needed for just 30 seconds.

Customers: heavy trucks and buses.

Market: 2 million/year

Customers: New markets open through Amazon, a channel not available to conventional motors in the 15, 20, 25 hp range.
Market: 2 million/year

DESIGN VERSATILITY

EXPLOSION PROOF (XP) MOTORS.
ZEUS XP motors will cost about the same to manufacture as the industrial motors but will sell for 140% to 250% more.

Customers: refineries, paper, pulp, grain facilities, U/G mines

Market: 2 million/year

CUSTOM MOTORS.
Customers: OEM's willing to pay the development cost and guarantee a certain number of motors/year at a good price.
Market: 4 million/year

WE ARE DISRUPTING AN EXISTING MARKET.
WE ARE NOT CREATING A NEW MARKET.

BUSINESS MODEL

WE AIM TO "OWN" THE EXTREMELY EFFICIENT MOTOR MARKET.

ZEUS IS A COMMERCIALIZATION ENGINEERING COMPANY

We are commercializing the ZEUS Motor by using contract manufacturers and by licensing established conventional motor companies to make and market our motor.

LICENSEE MANUFACTURING (LM)

LMs enable ZEUS to scale up quickly (blitzscale). We have identified various potential partners as LMs.

The preferred relationship for general purpose motors. Allows us to be quicker to market, faster to scale, and grow bigger.

Looking for ambitious tier 2 companies wanting to gain more market share with better motors—goals align by getting more motors out into world.

CONTRACT MANUFACTURING (CM)

The motors that ZEUS sells on own account are supplied to it by CMs.

Keep the most lucrative markets for ourselves to maximize profits, such as high-efficiency and explosion-proof motors.

Licensing vs. contract manufacturing dependent on client; Flexible arrangements because large clients are demanding them.

THIS APPROACH MAXIMIZES MARGINS, MINIMIZES CAPITAL REQUIREMENTS & ALLOWS RAPID DEPLOYMENT (BLITZSCALING)

INTELLECTUAL PROPERTY

Intellectual property is central to ZEUS. ZEUS owns all the intellectual property regarding motors developed by its parent, Zero E Technologies. We have a robust and growing portfolio. Other strict measures are in place to prevent leaking of trade secrets or reverse engineering.

THERE ARE FEW PATENTS FOR PM MOTORS.
AGGRESSIVE PATENT PROGRAM OVER NEXT 4 YEARS.
PATENTS ARE ISSUED QUICKLY.
STRICT INTERNAL PROTECTION MEASURES.


United States Patent
Hopkins et al.
Patent No.: US 10,256,700 B1
Date of Patent: Apr. 9, 2019

FACTS-OF-THE-BUSINESS FINANCIAL STUDY

SCENARIO

What might the numbers look like if ZEUS sells 100,000 motors (0.25% market share) and its licensees sell 400,000 motors (1.0% market share) in any one year while paying ZEUS a licensing fee of 2.5%?

ZEUS's Revenue could equal about $575 million, Its Net Earnings After Taxes could equal about $100 million, and its shares could go up in value about forty-fold (x40). These forward-looking numbers are "projections", i.e., always wrong.

This study shows the impact of the licensing program to accelerate ZEUS's growth and market share. Revenue does not include sales by the licensees, but NEAT does include their licensing fees. The result is that ZEUS's margins (NEAT/Revenue) look unusually high.

VALUATION

The 2022 professional valuation by Marble Arch Research, Inc. suggests that ZEUS Motor Inc. could now be worth **$242 MILLION.**

MARBLE ARCH RESEARCH, INC.

January 25, 2022

Company Report Update

Industry: Industrial Green Technology

ZEUS MOTOR, INC

Innovative Green Tech Company Plugged Into Exponential Growth

Analyst: Michael Price

mp@marblearchusa.com

COMPANY SUMMARY

ZEUS Motor Inc. (ZMI or ZEUS) designs, develops, and sells highly efficient permanent magnet motors, known as the *ZEUS Motor*™ using a platform that is readily adapted to a range of power outputs. The Company seeks more efficient power use and to help developing nations grow sustainably. The *ZEUS Motor*™ offers very high efficiency, small size, robustness, and is potentially less expensive to manufacture than conventional motors. ZEUS is currently targeting OEMs that use motors in their products. OEMs account for 80% of new motor sales.

KEY STATISTICS

Inception Date	2009
Funding-to-Date	$10 MN
Addressable Market Size	$150 BN
Est. DCF Based Equity Value	$242 MN
Projected "Revenue" (10 Yrs)	$583 MN
Funding Sought	$5 MN

COMPANY INFORMATION

ZEUS Motor Inc
9500 W. 49th Ave., Unit A-103
Wheat Ridge CO 80033

Website: www.ZeusMotor.com
Email: hopkins@zeroetech.com

INVESTMENT HIGHLIGHTS

Leveraging the wide-ranging benefits of its proprietary design, ZEUS's flagship permanent magnet motor is primed to disrupt a $150BN industry. The Company is on the cusp of broad commercialization via OEM sales and licensing.

Following ten years of development and $10MN in expenses, the Company's *ZEUS Motor*™ may be the most efficient, smallest, lightweight, and robust performing motor of its kind available. This highly efficient motor is aimed at OEMs whose products include industrial motors for fans, compressors, pumps, conveyors, etc., and traction motors for vehicles.

Independent tests demonstrated the *ZEUS Motor*™ is the first to achieve an IE7's motor efficiency standard. This reduces the electricity required, creating a "sustainability" offering.

Led by a strong leadership team, ZMI is poised to generate $580MN in annual revenues and deliver $115MN in EBITDA by 2031. Our projections conservatively assume that ZMI will capture a potentially understated <4% of the Industrial Motor market over the next 10 years.

Utilizing a 35% discount rate, we arrive at DCF based Equity Value for ZMI of $242MN which should substantially rise as the Company achieves its objectives. Moreover, ZMI could attract a lucrative takeover offer as "the cleanest energy is the energy not used". This fundamental fact places ZMI squarely in the clean energy space which is currently in great demand.

www.MarbleArchUSA.com


MANAGEMENT & BOARD
CEO & DIRECTOR
TOM HOPKINS
University of Chicago, MBA
UNSW, Masters of Eng
CEO, Aquaciser
Hospital Supply Corporation
Experienced entrepreneur and product developer
CHAIRMAN
GRAHAM EVES
Cambridge University, MA
Partner, Evesco
Haydale Graphene Industries
AB Dynamics
Adviser on strategy, strategic partnerships, fundraising
DIRECTOR
DR. HOLLIS HOPKINS
Northwestern University, BS Engineering
University of Colorado, Medicine
Investor
DIRECTOR
DR. DAVID HIGGS
University of Michigan, Medicine
Investor
DIRECTOR
SIMON HUMPHREYS
University of Wales, International Finance & Business
CEO of iVapps intelligent valve company
DIRECTOR
SANJEEV LOWE
University of Dehli, MBA
India representative
Long experience with Indian energy companies
VP SALES & LICENSING
JOE GALLAGHER
Merrimack College, BA Business Administration
20 years in PM motor industry.
Supplier for manufacturers.
BUSINESS DEV.
WHITNEY HOPKINS
Stanford University, BS Design Engineering, BA Human Biology
The New School, M of Arch
Engineer, Environmental Scientist, and Architect
13
ZEUS


ZEUS
https://zeusmotor.com
The motor commercialization subsidiary of Zero E Technologies
Zero-E TECHNOLOGIES
9500 W. 49th Ave; Unit A-103
Wheat Ridge, CO 80033
Thomas H Hopkins
CEO
Hopkins@ZeroETech.com
+1 970 390 6607
Graham Eves
Chairman
Graham.Eves@ZeroETech.com
+44 7276 473970

Downloads

ZEUS WF Appendix.pdf